Sit Dividend Growth Fund



Investing in companies with

- strong growth potential
- a record of paying dividends
- competitive advantages
- attractive valuations

Available in multiple share classes.

Sit Investment Associates

Sit Mutual Funds

www.sitfunds.com 1-800-332-5580

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

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